Exhibit 99.1

POSTMEDIA NETWORK CANADA CORP.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2014 AND 2013
(UNAUDITED)

Issued: April 10, 2014

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

(In thousands of Canadian dollars, except per share amounts)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)
Revenues
Print advertising	89,944	105,443	206,549	238,184
Print circulation	47,550	47,863	97,138	97,139
Digital	21,136	21,292	44,690	46,105
Other	3,854	4,220	8,085	9,062
Total revenues	162,484	178,818	356,462	390,490
Expenses
Compensation	72,048	81,291	146,006	164,358
Newsprint	7,402	9,856	16,522	21,964
Distribution	24,704	26,365	51,012	54,557
Other operating	36,204	36,240	74,785	75,558
Operating income before depreciation, amortization
and restructuring (note 3)	22,126	25,066	68,137	74,053
Depreciation	11,169	6,740	24,396	13,630
Amortization	9,599	10,834	20,011	21,568
Restructuring and other items (notes 6 and 8)	5,425	1,814	25,538	6,611
Operating income (loss)	(4,067)	5,678	(1,808)	32,244
Interest expense	15,605	15,606	31,338	31,773
Net financing expense relating to employee benefit plans (note 8)	1,404	1,863	2,808	3,727
(Gain) loss on disposal of property and equipment	27	(1,055)	13	(787)
(Gain) loss on derivative financial instruments	(647)	1,193	(4,701)	1,890
Foreign currency exchange losses	4,834	3,832	5,829	4,698
Loss before income taxes	(25,290)	(15,761)	(37,095)	(9,057)
Provision for income taxes	-	-	-	-
Net loss attributable to equity holders of the Company	(25,290)	(15,761)	(37,095)	(9,057)

Loss per share attributable to equity holders of the Company (note 9):
Basic	$(0.63)	$(0.39)	$(0.92)	$(0.22)
Diluted	$(0.63)	$(0.39)	$(0.92)	$(0.22)

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)

Net loss attributable to equity holders of the Company	(25,290)	(15,761)	(37,095)	(9,057)

Amounts subsequently reclassified to the statement of operations
Gain (loss) on valuation of derivative financial instruments, net of tax of nil	1,394	1,036	2,671	(1,097)
Amounts not subsequently reclassified to the statement of operations
Net actuarial gains (losses) on employee benefits, net of tax of nil (note 8)	(11,103)	25,441	(2,749)	19,618
Other comprehensive income (loss)	(9,709)	26,477	(78)	18,521

Comprehensive income (loss) attributable to equity holders of the Company	(34,999)	10,716	(37,173)	9,464

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(In thousands of Canadian dollars)

	As at February 28, 2014	As at August 31, 2013
		(revised - note 2)
ASSETS
Current Assets
Cash	45,347	40,812
Accounts receivable	76,259	82,615
Inventory	2,871	3,234
Current portion of derivative financial instruments (note 4)	11,956	1,411
Prepaid expenses and other assets	9,677	10,128
Total current assets	146,110	138,200

Non-Current Assets
Property and equipment	204,905	223,173
Asset held-for-sale	10,530	10,530
Derivative financial instruments (note 4)	21,503	16,802
Other assets	323	732
Intangible assets	305,705	323,760
Goodwill	149,600	149,600
Total assets	838,676	862,797

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities (note 5)	61,453	67,618
Provisions (note 6)	30,789	26,097
Deferred revenue	25,547	24,645
Current portion of long-term debt (note 7)	12,500	12,500
Total current liabilities	130,289	130,860
Non-Current Liabilities
Long-term debt (note 7)	484,090	474,380
Other non-current liabilities (notes 8 and 10)	125,252	121,817
Provisions (note 6)	730	826
Deferred income taxes	681	681
Total liabilities	741,042	728,564

Equity
Capital stock	371,132	371,132
Contributed surplus (note 10)	9,594	9,020
Deficit	(281,769)	(241,925)
Accumulated other comprehensive loss	(1,323)	(3,994)
Total equity	97,634	134,233
Total liabilities and equity	838,676	862,797

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

(In thousands of Canadian dollars)

	For the six months ended February 28, 2014
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2013 (revised - note 2)	371,132	9,020	(241,925)	(3,994)	134,233
Net loss attributable to equity holders of the Company	-	-	(37,095)	-	(37,095)
Other comprehensive income (loss)	-	-	(2,749)	2,671	(78)
Comprehensive income (loss) attributable to equity holders of the Company	-	-	(39,844)	2,671	(37,173)
Share-based compensation plans (note 10)	-	574	-	-	574
Balance as at February 28, 2014	371,132	9,594	(281,769)	(1,323)	97,634

	For the six months ended February 28, 2013
	(revised - note 2)
	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive loss	Total Equity
Balance as at August 31, 2012	371,132	7,888	(141,280)	(5,908)	231,832
Net loss attributable to equity holders of the Company	-	-	(9,057)	-	(9,057)
Other comprehensive income (loss)	-	-	19,618	(1,097)	18,521
Comprehensive income (loss) attributable to equity holders of the Company	-	-	10,561	(1,097)	9,464
Share-based compensation plans (note 10)	-	554	-	-	554
Balance as at February 28, 2013	371,132	8,442	(130,719)	(7,005)	241,850

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

(In thousands of Canadian dollars)

	For the three months ended		For the six months ended
	February 28,		February 28,
	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)
CASH GENERATED (UTILIZED) BY:

OPERATING ACTIVITIES
Net loss attributable to equity holders of the Company	(25,290)	(15,761)	(37,095)	(9,057)
Items not affecting cash:
Depreciation	11,169	6,740	24,396	13,630
Amortization	9,599	10,834	20,011	21,568
(Gain) loss on derivative financial instruments	(647)	1,193	(4,701)	1,890
Non-cash interest	1,480	1,467	2,965	2,798
(Gain) loss on disposal of property and equipment	27	(1,055)	13	(787)
Non-cash foreign currency exchange losses	4,626	3,854	5,542	4,678
Share-based compensation plans and other long-term incentive plan expense (note 10)	603	57	746	935
Net financing expense relating to employee benefit plans (note 8)	1,404	1,863	2,808	3,727
Non-cash compensation expense of employee benefit plans (note 8)	-	-	-	1,290
Employee benefit funding in excess of compensation expense (note 8)	(2,136)	(738)	(2,517)	-
Settlement of foreign currency interest rate swap designated as a cash flow hedge	-	-	-	(8,976)
Net change in non-cash operating accounts	13,824	12,252	6,714	2,238
Cash flows from operating activities	14,659	20,706	18,882	33,934

INVESTING ACTIVITIES
Net proceeds from the sale of property and equipment and asset held-for-sale	20	931	34	25,622
Additions to property and equipment	(3,187)	(1,670)	(6,175)	(4,306)
Additions to intangible assets	(1,258)	(1,667)	(1,956)	(2,623)
Cash flows from investing activities	(4,425)	(2,406)	(8,097)	18,693

FINANCING ACTIVITIES
Repayment of long-term debt	-	-	(6,250)	(23,187)
Debt issuance costs	-	(15)	-	(111)
Cash flows from financing activities	-	(15)	(6,250)	(23,298)

Net change in cash	10,234	18,285	4,535	29,329
Cash at beginning of period	35,113	33,233	40,812	22,189
Cash at end of period	45,347	51,518	45,347	51,518

Supplemental disclosure of operating cash flows
Interest paid	19,966	19,274	29,108	20,496
Income taxes paid	-	-	-	-

The notes constitute an integral part of the interim condensed consolidated financial statements.

POSTMEDIA NETWORK CANADA CORP.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2014 AND 2013

(In thousands of Canadian dollars, except as otherwise noted)

1.    DESCRIPTION OF BUSINESS

Postmedia Network Canada Corp. (“Postmedia” or the “Company”) is a holding company that has a 100% interest in its subsidiary Postmedia Network Inc. (“Postmedia Network”).  The Company was incorporated on April 26, 2010, pursuant to the Canada Business Corporations Act.  The Company’s head office and registered office is 365 Bloor Street East, 12th Floor, Toronto, Ontario.

The Company’s operations consist of both news and information gathering and dissemination operations, with products offered in major Canadian markets and a number of regional and local markets in Canada through a variety of print, web, tablet and smartphone platforms, and digital media and online assets including the canada.com website, each newspaper’s online website and Infomart, the Company’s media monitoring service.  The Company supports these operations through a variety of centralized shared services.  The Company has one operating segment for financial reporting purposes, the Newspaper segment. The Newspaper segment’s revenue is primarily from advertising and circulation/subscription revenue.  The Company’s advertising revenue is seasonal.  Historically, advertising revenue and accounts receivable are typically highest in the first and third fiscal quarters, while expenses are relatively constant throughout the fiscal year.

2.    BASIS OF PRESENTATION

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Accounting Standard (“IAS”) 34 – Interim Financial Reporting. The accounting policies applied in the preparation of these interim condensed consolidated financial statements are the same as those used in the Company’s annual audited consolidated financial statements except for the changes in accounting policies noted below.  In addition, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011.

These interim condensed consolidated financial statements were approved by the Board of Directors (the “Board”) on April 10, 2014.

Critical accounting estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Although these estimates, assumptions and judgements are based upon management’s best knowledge of the amount, event or actions; actual results could differ from those estimates, assumptions and judgements.  The critical accounting estimates are not materially different from those disclosed in the Company’s audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except as described below:

Employee future benefits

The cost of defined benefit pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans and the present value of the defined benefit obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions including mortality rates.  In July 2013, the Canadian Institute of Actuaries (“CIA”) issued a draft report proposing new mortality tables for use in the valuation of Canadian pension and benefit plans.  On October 31, 2013 the CIA announced that the use of current mortality tables without adjustment would only be appropriate if supported by credible experience, the characteristics of the specific plan, or other quantifiable experience.  As a result, during the three months ended November 30, 2013, the Company modified the mortality tables used to value the defined benefit pension benefit and post-retirement benefit obligations which resulted in an actuarial loss of $15.6 million recorded in other comprehensive income with an offsetting increase in other non-current liabilities.  In February 2014, the CIA issued final mortality tables and the Company assessed the impact of the revisions and determined that no further adjustments were required during the three months ended February 28, 2014.  The change in mortality rate assumptions is expected to result in increased funding valuations as well as increased defined benefit plan expense in future years.

Changes in accounting policies

The Company has adopted the following new and amended standards effective September 1, 2013.  The comparative interim condensed consolidated financial statements have been revised as applicable to reflect the adopted standards as described below.

(i) IFRS 13 – Fair Value Measurement

IFRS 13 – Fair Value Measurement establishes a single source of guidance for fair value measurement across all IFRS standards.  IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements.  The Company adopted IFRS 13 on September 1, 2013 on a prospective basis.  The adoption of IFRS 13 did not result in any measurement adjustments or changes to the valuation techniques used by the Company.  The Company has included the required interim disclosures in note 11 of these interim condensed consolidated financial statements.

(ii) IAS 19 – Employee Benefits (Amended)

IAS 19 – Employee Benefits (Amended) includes a number of changes related to the recognition and measurement of defined benefit employee benefit plans. The amendments introduce a net interest approach that replaces the expected return on plan assets and interest costs on the defined benefit obligation with a single net interest component which will be determined based on the application of the discount rate on the net defined benefit obligation.  The amendments also require the recognition of all past service costs in profit or loss when the employee benefit plan is amended.  The Company adopted IAS 19 on September 1, 2013 on a retrospective basis back to September 1, 2011.  The adoption of IAS 19 has resulted in an adjustment to the opening deficit as at September 1, 2011 to reflect previously unrecognized past service costs.  Additionally, the comparative figures in these interim condensed consolidated financial statements have been revised as illustrated in the tables below to reflect the new standard.

The following tables provide the impact on the comparative financial information in the interim condensed consolidated financial statements for the three and six months ended February 28, 2014 and 2013:

Effect on comprehensive income attributable to equity holders of the Company

	Three months ended February 28, 2013	Six months ended February 28, 2013

Net loss attributable to equity holders of the Company as previously reported	(14,162)	(5,858)

IAS 19 amendments increasing reported net loss
Compensation	(119)	(238)
Net financing expense relating to employee benefit plans	(1,480)	(2,961)
Total IAS 19 amendments increasing reported net loss	(1,599)	(3,199)
Net loss attributable to equity holders of the Company revised (1)	(15,761)	(9,057)

Comprehensive income attributable to equity holders of the Company as previously reported	10,654	9,340

IAS 19 amendments increasing (decreasing) reported comprehensive income
Impact of IAS 19 amendments to net loss	(1,599)	(3,199)
Net actuarial gains on employee benefits	1,661	3,323
Total IAS 19 amendments increasing reported comprehensive income	62	124
Comprehensive income attributable to equity holders of the Company revised	10,716	9,464
(1) These adjustments increased basic and diluted net loss per share attributable to equity holders of the Company for the three and six months ended February 28, 2013 by $0.04 per share and $0.07 per share, respectively.

Effect on the consolidated statements of financial position
Increase	August 31, 2013	August 31, 2012	September 1, 2011
Other non-current liabilities	1,675	1,923	2,171
Deficit	1,675	1,923	2,171

(iii) IFRS 10 – Consolidated Financial Statements

IFRS 10 – Consolidated Financial Statements replaces SIC-12 Consolidation – Special Purpose Entities and parts of IAS 27 – Consolidated and Separate Financial Statements and introduces a new definition of control that is intended to provide more consistent guidance in the determination of whether control exists and whether or not an entity should be included within the consolidated financial statements.  The adoption of this standard did not have an impact on the interim condensed consolidated financial statements.

Accounting standards issued but not yet effective

The Company has not early adopted the following new standards and the impacts on the consolidated financial statements have not yet been determined:

(i) IFRS 9 – Financial Instruments

IFRS 9 – Financial Instruments was issued in November 2009 and is the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except, for the addition of a new hedge accounting model and the removal of the mandatory effective date of implementation.

(ii) IFRIC 21 – Levies

IFRIC 21 – Levies clarifies the timing for the accounting of a liability that is imposed by governments should be based on the activity in the legislation that triggers the payment.  This standard is required to be applied retrospectively for annual periods beginning on or after January 1, 2014, with earlier adoption permitted.

3.    OPERATING INCOME BEFORE DEPRECIATION, AMORTIZATION AND RESTRUCTURING

The Company presents operating income before depreciation, amortization and restructuring, in the condensed consolidated statement of operations, to assist users in assessing financial performance.  The Company’s management and Board use this measure to evaluate consolidated operating results and to assess the ability of the Company to incur and service debt.  In addition, this measure is used to make operating decisions as it is an indicator of how much cash is being generated by the Company and assists in determining the need for additional cost reductions, evaluation of personnel and resource allocation decisions.  Operating income before depreciation, amortization and restructuring is referred to as an additional IFRS measure and may not be comparable to similar measures presented by other companies.

4.    DERIVATIVE FINANCIAL INSTRUMENTS

	As at February 28, 2014	As at August 31, 2013
Assets
Embedded derivatives	21,503	16,802
Foreign currency interest rate swap - designated as a cash flow hedge (1)	11,956	1,411
	33,459	18,213
Current portion	(11,956)	(1,411)
Non-current derivative financial instruments	21,503	16,802
(1) The notional principal amount outstanding on the foreign currency interest rate swap designated as a cash flow hedge as at February 28, 2014 was US$167.5 million (August 31, 2013 - US$167.5 million).  During the three and six months ended February 28, 2014 foreign currency exchange gains of $7.6 million and $9.1 million, respectively (2013 – $6.3 million and $7.6 million, respectively) were reclassified to the condensed consolidated statements of operations from accumulated other comprehensive loss, representing foreign currency exchange gains on the notional amount of the cash flow hedging derivatives.  These amounts were offset by foreign currency exchange losses recognized on the US dollar denominated 12.50% Senior Secured Notes due 2018 (“Second-Lien Notes”) for the three and six months ended February 28, 2014 and 2013.  During the three and six months ended February 28, 2014 no ineffectiveness was recognized in the condensed consolidated statements of operations related to the Company’s cash flow hedges.  During the three and six months ended February 28, 2014 losses of $1.2 million and $2.8 million, respectively (2013 - $1.7 million and $3.5 million, respectively) related to the effect of the derivative financial instruments on the Company’s interest expense were reclassified from accumulated other comprehensive loss to interest expense in the condensed consolidated statements of operations.  The foreign currency interest rate swap designated as a cash flow hedge matures on July 15, 2014 and the remaining unrealized loss on valuation of derivative financial instruments that will be reclassified from accumulated other comprehensive loss to interest expense in the consolidated statement of operations is approximately $1.8 million.

5.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at February 28, 2014	As at August 31, 2013
Trade accounts payable	10,311	10,332
Accrued liabilities	40,438	46,281
Accrued interest on long-term debt	10,704	11,005
Accounts payable and accrued liabilities	61,453	67,618

6.    PROVISIONS

	Restructuring (a)	Other provisions (b)	Total
Provisions as at August 31, 2013	25,680	1,243	26,923
Net charges (recoveries)	25,538	(179)	25,359
Payments	(20,746)	(17)	(20,763)
Provisions as at February 28, 2014	30,472	1,047	31,519
Portion due within one year	(30,472)	(317)	(30,789)
Non-current provisions	-	730	730

(a) Restructuring

During the year ended August 31, 2012, the Company began implementing a three year business transformation program aimed at significantly reducing legacy newspaper infrastructure costs.  The restructuring expense consists of a series of involuntary and voluntary buyouts and includes initiatives such as the outsourcing of the Company’s production at certain newspapers.

(b) Other provisions

Other provisions include unfavorable lease contracts, equipment removal costs, as well as provisions for certain claims and grievances which have been asserted against the Company.

7.    LONG-TERM DEBT

				As at February 28, 2014	As at August 31, 2013

	Maturity	Principal	Financing fees, discounts and other	Carrying value of debt	Carrying value of debt

8.25% Senior Secured Notes	August 2017	211,710	5,195	206,515	212,033
12.5% Senior Secured Notes (US$268.6M) (**)	July 2018	297,486	7,411	290,075	274,847
Senior Secured Asset-Based Revolving Credit Facility	July 2014	-	-	-	-
Total long-term debt				496,590	486,880
Portion due within one year				(12,500)	(12,500)
Non-current long-term debt				484,090	474,380

(**) - US$ principal translated at February 28, 2014 exchange rates.

The terms and conditions of long-term debt are the same as disclosed in the audited consolidated financial statements for the years ended August 31, 2013, 2012 and 2011, except the Senior Secured Asset-Based Revolving Credit Facility had availability as at February 28, 2014 of $18.1 million (August 31, 2013 - $20.7 million).

8.     EMPLOYEE BENEFIT PLANS

The Company has a number of funded and unfunded defined benefit plans that include pension benefits, post-retirement benefits, and other long-term employee benefits.  The net employee benefit plan costs related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans reported in net loss in the condensed consolidated statements of operations for the three and six months ended February 28, 2014 and 2013 are as follows:

	For the three months ended February 28,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2014	2013	2014	2013	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)				(revised - note 2)

Current service cost	2,676	3,024	304	448	755	582	3,735	4,054
Administration costs	181	181	-	-	-	-	181	181
Net actuarial (gains) losses	-	-	-	-	390	(1,636)	390	(1,636)
Net financing expense	542	1,046	649	667	213	150	1,404	1,863
Net defined benefit plan expense (1)	3,399	4,251	953	1,115	1,358	(904)	5,710	4,462

	For the six months ended February 28,
	Pension benefits		Post-retirement benefits		Other long-term employee benefits		Total
	2014	2013	2014	2013	2014	2013	2014	2013
		(revised - note 2)		(revised - note 2)				(revised - note 2)

Current service cost	5,352	6,048	608	896	1,510	1,164	7,470	8,108
Administration costs	362	362	-	-	-	-	362	362
Net actuarial losses	-	-	-	-	390	2,126	390	2,126
Net financing expense	1,084	2,093	1,298	1,334	426	300	2,808	3,727
Net defined benefit plan expense (1)	6,798	8,503	1,906	2,230	2,326	3,590	11,030	14,323
(1) During the three months ended November 30, 2012, there was an arbitrator’s ruling against the Company that resulted in a change to benefits provided under an other long-term employee benefit plan.  During the three months ended February 28, 2013, the Company received a final arbitrator’s ruling and accordingly revised the estimate related to this change in benefits by reducing net defined benefit plan expense by $1.6 million and increasing an expense for cash costs of $0.1 million, which resulted in a total expense for the six months ended February 28, 2013 of $2.3 million, which includes actuarial losses of $1.8 million and cash costs of $0.5 million. The expense related to this estimate is recorded in restructuring and other items in the condensed consolidated statement of operations.  All other current service costs, administration costs and net actuarial losses related to other long-term employee benefits are included in compensation expense in the condensed consolidated statement of operations.  Net financing expense is included in net financing expense relating to employee benefit plans in the condensed consolidated statement of operations.

Actuarial gains and losses related to the Company’s pension benefit plans and post-retirement benefit plans recognized in the condensed consolidated statements of comprehensive income (loss) for the three and six months ended February 28, 2014 and 2013 are as follows:

	For the three months ended February 28,
	Pension benefits		Post-retirement benefits		Total
	2014	2013	2014	2013	2014	2013
		(revised - note 2)				(revised - note 2)

Net actuarial gains (losses) on employee benefits	(8,660)	25,441	(2,443)	-	(11,103)	25,441
Net actuarial gains (losses) recognized in other comprehensive income (loss)	(8,660)	25,441	(2,443)	-	(11,103)	25,441

	For the six months ended February 28,
	Pension benefits		Post-retirement benefits		Total
	2014	2013	2014	2013	2014	2013
		(revised - note 2)				(revised - note 2)

Net actuarial gains (losses) on employee benefits	3,898	20,437	(6,647)	(819)	(2,749)	19,618
Net actuarial gains (losses) recognized in other comprehensive income (loss)	3,898	20,437	(6,647)	(819)	(2,749)	19,618

Changes to the net defined benefit plan obligations related to the Company’s pension benefit plans, post-retirement benefit plans and other long-term employee benefit plans for the six months ended February 28, 2014 are as follows:

	Pension benefits	Post- retirement benefits	Other long- term employee benefits	Total (1)

Net defined benefit plan obligation as at August 31, 2013 (revised - note 2)	44,066	55,691	20,632	120,389
Amounts recognized in the statement of operations	6,798	1,906	2,326	11,030
Amounts recognized in other comprehensive income (loss)	(3,898)	6,647	-	2,749
Contributions to the plans	(8,654)	(1,063)	(1,022)	(10,739)
Net defined benefit plan obligation as at February 28, 2014	38,312	63,181	21,936	123,429
(1) As at August 31, 2013 and February 28, 2014, the net defined benefit plan obligations are recorded in other non-current liabilities on the condensed consolidated statements of financial position.

9.    LOSS PER SHARE

The following table provides a reconciliation of the denominators, which are presented in whole numbers, used in computing basic and diluted loss per share for the three and six months ended February 28, 2014 and 2013.  No reconciling items in the computation of net loss exist.

	For the three months ended
	February 28,
	2014	2013
Basic weighted average shares outstanding during the period	40,209,619	40,217,189
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,217,189

Options and RSUs outstanding which are anti-dilutive	1,472,000	1,152,000

	For the six months ended
	February 28,
	2014	2013
Basic weighted average shares outstanding during the period	40,209,619	40,270,472
Dilutive effect of RSUs	-	-
Diluted weighted average shares outstanding during the period	40,209,619	40,270,472

Options and RSUs outstanding which are anti-dilutive	1,472,000	1,152,000

10.  SHARE-BASED COMPENSATION PLANS AND OTHER LONG-TERM INCENTIVE PLANS

Share option plan

The Company has a share option plan (the “Option Plan”) for its employees and officers to assist in attracting, retaining and motivating officers and employees.  The Option Plan is administered by the Board.

During the three and six months ended February 28, 2014, the Company granted 0.6 million options under the Option Plan.  The fair value of the underlying options was estimated using the Black-Scholes option pricing model. The fair value of the issued options and key assumptions used in applying the Black-Scholes option pricing model were as follows:

2014
Fair value	$0.94

Key assumptions
Exercise Price	$2.02
Risk-free interest rate (1)	1.38%
Dividend yield	-
Volatility factor (2)	52.73%
Expected life of options (3)	5 years
(1) Based on Bank of Canada five year benchmark bond yield in effect on the date of grant.
(2) Based in part on the volatility of the Company's shares and the volatility of similar companies in the publishing and media industries.
(3) Based on contractual terms and a published academic study.

The following table provides details on the changes to the issued options, which are presented in whole numbers, for the six months ended February 28, 2014:

	Options	Weighted average exercise price
Balance, August 31, 2013	1,208,000	$8.69
Issued	560,000	$2.02
Cancelled	(8,000)	$(6.43)
Balance, February 28, 2014	1,760,000	$6.58

During the three and six months ended February 28, 2014, the Company recorded compensation expense related to the Option Plan of $0.3 million and $0.4 million, respectively (2013 – nominal and $0.2 million, respectively), with an offsetting credit to contributed surplus.

Restricted share unit plan

The Company has a restricted share unit plan (the “RSU Plan”).  The RSU Plan provides for the grant of restricted share units (“RSUs”) to participants, being current, part-time or full-time officers, employees or consultants of the Company.  The RSU Plan is administered by the Board.

The Company granted no RSU’s during the three and six months ended February 28, 2014 and 2013.  During the three and six months ended February 28, 2014, the Company recorded compensation expense related to the RSU Plan of $0.1 million and $0.1 million, respectively (2013 - $0.1 million and $0.3 million, respectively), with an offsetting credit to contributed surplus.

Deferred share unit plan

The Company has a deferred share unit plan (the “DSU Plan”) for the benefit of its non-employee directors.  The DSU Plan is administered by the Board.

During the three and six months ended February 28, 2014, the Company granted 140,543 deferred share units (“DSUs”) under the DSU Plan (2013 – nil).  During the three and six months ended February 28, 2014, the Company recorded an expense of $0.2 million and $0.2 million, respectively (2013 – recovery of $0.1 million and expense of $0.4 million, respectively) to compensation expense, with an offset to other non-current liabilities.  All DSUs issued in the three and six months ended February 28, 2014 vested immediately.  Future changes in the fair value of the DSUs will be reflected through adjustments to compensation expense until such a date as the DSUs are settled in cash.  During the six months ended February 28, 2014, the Company settled 19,797 DSUs for nominal consideration and cancelled 113,198 DSUs for no consideration.  There were no such settlements or cancellations during the three and six months ended February 28, 2013.

The aggregate carrying value of the DSU Plan liability was $0.6 million as at February 28, 2014 (August 31, 2013 - $0.4 million) and is based on a fair value per share of $1.86 (August 31, 2013 - $1.48). The DSU Plan liability is recorded in other non-current liabilities on the condensed consolidated statement of financial position.

11.  FINANCIAL INSTRUMENTS

Financial instruments measured at fair value

The financial instruments measured at fair value in the condensed consolidated statement of financial position, categorized by level according to the fair value hierarchy that reflects the significance of the inputs used in making the measurements, as at February 28, 2014 are as follows:

	As at February 28, 2014	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial assets
Foreign currency interest rate swap	11,956	-	-	11,956
Embedded derivatives	21,503	-	-	21,503

The fair value of the foreign currency interest rate swap recognized on the statement of financial position is estimated as per the Company’s valuation models.  These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs) to the net exposure of the counterparty or the Company. The fair value of early prepayment options recognized as embedded derivatives is determined by option pricing models using Level 3 market inputs, including credit risk and volatility factors.

The Company’s policy is to recognize transfers in and out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three months ended February 28, 2014 there were no transfers within the fair value hierarchy.

The changes to the fair value of financial instruments (Level 3) for the six months ended February 28, 2014 are as follows:

2014

Asset as at August 31, 2013	18,213
Gain on derivative financial instruments recognized in the statement of operations	4,701
Gain on cash flow swaps recognized in statement of comprehensive income (loss)	2,671
Foreign currency exchange gain on cash flow swaps reclassified from accumulated
other comprehensive loss to the statement of operations	9,112
Loss on cash flow swap reclassified from accumulated other comprehensive loss
to the statement of operations	(1,238)
Asset as at February 28, 2014	33,459

Financial instruments measured at carrying value

Financial instruments that are not measured at fair value on the consolidated statement of financial position include cash, accounts receivable and accounts payable and accrued liabilities.  The fair values of these financial instruments approximate their carrying values due to their short-term nature.

The carrying value and fair value of long-term debt as at February 28, 2014 and August 31, 2013 are as follows:

	As at February 28, 2014		As at August 31, 2013
	Carrying value	Fair value	Carrying value	Fair value

Other financial liabilities
Long-term debt	496,590	543,809	486,880	525,538

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models.  When the Company uses valuation models, the fair value is estimated using discounted cash flows using market yields or the market value of similar instruments with similar terms and credit risk (Level 2 inputs).